Exhibit 23












                   Independent Auditors' Consent



The Board of Directors
Devon Energy Corporation:

We consent to incorporation by reference in the Registration Statements (No. 333-32214 and 333-85553) on Form S-8 and the Registration Statement (No. 333-85211) on Form S-3 of Devon Energy Corporation of our report dated June 30, 2000, relating to the statement of net assets available for plan benefits of the PennzEnergy Company Savings and Investment Plan as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year then ended, and the schedule of assets held for investment purposes at end of year December 31, 1999, which report appears in the December 31, 1999 Form 11-K of the PennzEnergy Company Savings and Investment Plan.


                                        KPMG LLP


Oklahoma City, Oklahoma
July 11, 2000
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